Exhibit 99.96

GUNNISON COPPER CORP. (the “Company”)

Annual General Meeting

June 25, 2026 at 09:00 AM (Canada/Pacific Daylight)

Coastal Boardroom, Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, Vancouver,

British Columbia, V6E 4E5

(the “Meeting”)

Voting Instructions - Guidelines and Conditions

The Company is providing you the enclosed proxy-related materials for their securityholder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form (‘VIF’) is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE FILING DEADLINE NOTED ON THE REVERSE OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of noticeand- access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting.

GUNNISON COPPER CORP. has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2475.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 16, 2026.

Voting Instructions and Authority - Notes	VOTING METHOD
1. THIS VOTING INSTRUCTION FORM IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY.	Internet	Go to www.voteproxyonline.com and enter the 12 digit control number

2. If you appoint the Management Nominees indicated on the reverse to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

3. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.

4. If internet voting is available, you can provide your voting instructions on the website (see “Internet” section under “Voting Method”).

5. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the securityholders of the Company.

6. This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted. If you want to attend the Meeting and vote in person, write your name in the place provided for that purpose on the reverse of this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, contact your advisor.

7. Guidelines for proper execution of the VIF are available at www.stac.ca. Please refer to the Proxy Protocol.	FACSIMILE	416-595-9593
	MAIL or HAND DELIVERY	TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1

For assistance, please contact TSX TRUST INVESTOR SERVICES.
Mail:	301 - 100 Adelaide Street West Toronto, ON, M5H 4H1
Tel:	1-866-600-5869
Email:	tsxtis@tmx.com

VOTING INSTRUCTION FORM (“VIF”)

GUNNISON COPPER CORP. (the “Company”)	CONTROL NUMBER: «CONTROL_NUMBER»

Annual General Meeting

June 25, 2026 at 09:00 AM

(Canada/Pacific Daylight)

Coastal Boardroom, Blake, Cassels & Graydon

LLP, Suite 3500, 1133 Melville Street,

Vancouver, British Columbia, V6E 4E5

SECURITY CLASS: Common Shares	RECORD DATE: May 8, 2026	FILING DEADLINE FOR PROXY:	June 23, 2026 at 09:00 AM (Canada/Pacific Daylight)

APPOINTEES

The undersigned hereby appoints Stephen Twyerould, whom failing Olen Aasen, (the “Management Nominees”) or instead of any of them, the following Appointee

PLEASE PRINT APPOINTEE NAME

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors	FOR	AGAINST	2. Election of Directors	FOR	WITHHOLD
To set the number of Directors at 6	☐	☐	A) Stephen Twyerould	☐	☐
			B) Fred DuVal	☐	☐
			C) Jason Howe	☐	☐
			D) Joseph Gallucci	☐	☐
			E) Craig Hallworth	☐	☐
			F) Brian Penney	☐	☐
3. Appointment of Auditor	FOR	WITHHOLD	4. Approval of Amended Stock Option Plan	FOR	AGAINST
Appointment of PricewaterhouseCoopers LLP as Auditor of the Compan for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Amended Stock Option Plan, as more particularly described in the management information circular accompanying this proxy.	☐	☐
5. Approval of Amended Restricted Share Unit Plan	FOR	WITHHOLD	6. Approval of Amended Performance Share Unit Plan	FOR	AGAINST
To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Amended Restricted Share Unit Plan, as more particularly described in the management information circular accompanying this proxy.	☐	☐	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Amended Performance Share Unit Plan, as more particularly described in the management information circular accompanying this proxy.	☐	☐
7. Approval of Deferred Share Unit Plan	FOR	WITHHOLD
To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Deferred Share Unit Plan, as more particularly described in the management information circular accompanying this proxy.	☐	☐

The VIF revokes and supersedes all earlier dated VIF and MUST BE SIGNED
PLEASE PRINT NAME	Signature of registered owner(s)	Date(MM/DD/YYYY)

☐	Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and Management’s Discussion and Analysis.	☐	Annual Financial Statements – Mark this box if you would like to receive Annual Financial Statements and Management’s Discussion and Analysis.
If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593